IPSEN
Innovation for patient care

RECEIVED
2010 MAR 25 P 12:17
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, N.E., Mail Stop 3628
Washington DC 20549
USA



10015430

12g-3-2(b) Exemption
File N°.82-34953

23rd March 2010

SUPPL

Dear Sir or Madam,

Enclosed is information Ipsen:

- made or is required to make public under French law;
- filed or is required to file with and which is made public by Euronext Paris; or
- distributed or is required to distribute to its shareholders.

This information is being furnished under Paragraph (b)(1)(i) of Rule 12g-3-2 of the Securities Exchange Act of 1934; as amended (the ***Exchange Act***), with the understanding that such information and documents will not be deemed "filed" with the U.S. Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter or the furnishing of such documents and information shall constitute an admission for any purpose that Ipsen is subject to the Exchange Act.

Yours sincerely,



p/o Claire Giraut
Executive Vice President,
Chief Financial Officer



IPSEN PHARMA
65, QUAI GEORGES GORSE – 92100 BOULOGNE-BILLANCOURT – FRANCE
TÉL. : +33 (0)1 58 33 50 00 – FAX : +33 (0)1 58 33 50 01
www.ipsen.com
S.A.S. AU CAPITAL DE 5 707 844 €, R.C.S. NANTERRE 308 197 185
CODE APE 2120Z, TVA FR 80 308 197 185



GTx
New Science. Established Pathways. Better Medicines.™

Press release

GTx and Ipsen expand partnership

Paris (France) and Memphis (USA), 23 March 2010 – Ipsen (Euronext: FR0010259150; IPN) and GTx, Inc. (Nasdaq: GTXI) today announced the expansion of their partnership for the development and commercialization of toremifene 80 mg for the reduction of fractures in men with advanced prostate cancer on androgen deprivation therapy (ADT) and toremifene 20 mg for the prevention of prostate cancer in high risk patients with High Grade Prostatic Intraepithelial Neoplasia lesions (HGPIN).

Under the terms of the amended collaboration agreement, Ipsen will pay GTx up to €42 million (approximately $58 million, based on current exchange rates) in milestone payments upon the initiation, enrollment and progression of the second toremifene 80 mg Phase III clinical trial. In return, GTx has granted Ipsen:

- The right to co-promote toremifene 80 mg in the United States or, in lieu of co-promoting in the US, the right to a double digit royalty stream on net sales of toremifene 80 mg in the U.S.
- An expansion of Ipsen's licensed territory for marketing toremifene products beyond Europe, including Australia and certain countries in North Africa, the Middle East, and Asia (excluding Japan).
- Relief from Ipsen's previous contractual obligations, notably to pay GTx potential remaining milestones related to the European approval of toremifene 80 mg.
- Royalties on Ipsen's net sales of toremifene 80 mg set at a fixed low teens rate compared to a variable rate previously.
- A first right of negotiation under certain conditions for rights to GTx-758, currently in Phase II clinical trial for the first-line treatment of men with advanced prostate cancer, in Ipsen's licensed toremifene territories.

"Once the agreement is reached with the FDA on a final study protocol required for marketing approval, we will initiate the second phase III clinical trial later this year with toremifene 80 mg to reduce fractures in men with prostate cancer on androgen deprivation therapy" said **Mitchell S. Steiner, MD, Chief Executive Officer of GTx.** *"We are excited to expand our toremifene clinical and commercial partnership with Ipsen."*

Stéphane Thiroloix, Executive Vice President, Corporate Development, Ipsen said: *"This new agreement with GTx gives us expanded market reach and rights for toremifene, in what we view as significant unmet medical needs for patients suffering from prostate cancer. It will strengthen Ipsen's franchise in hormone-dependent cancers and broaden our drug range in the oncology area."*

About toremifene

Toremifene is a selective estrogen receptor modulator, or SERM, developed by GTx as a daily tablet for the treatment of the multiple estrogen related side effects of androgen deprivation therapy for advanced prostate cancer and for the prevention of prostate cancer in high risk


IPSEN
Innovation for patient care


GTx

patients with High Grade Prostatic Intraepithelial Neoplasia lesions (HGPIN). Toremifene was designed to bind to and selectively modulate estrogen receptors depending on the tissue type.

About the second toremifene 80 mg phase III clinical trial

In 2008, based upon the successful results of a first Phase III clinical trial, GTx submitted a New Drug Application to the United States Food and Drug Administration (FDA) for toremifene 80 mg for the reduction of fractures in men with prostate cancer on ADT. In October 2009, GTx received a Complete Response Letter from the FDA requesting a second Phase III clinical trial.

In the second half of 2010, GTx plans to initiate the second international, randomized, double-blind, placebo-controlled phase III clinical trial evaluating toremifene 80 mg in men with advanced prostate cancer on androgen deprivation therapy (ADT) who are at increased risk of fractures. The primary endpoint will be the incidence of new vertebral fractures. Additional efficacy data on bone mineral density (BMD), hot flushes and breast tenderness/pain will also be collected as well as toremifene safety/tolerance data.

About GTx

GTx, Inc., headquartered in Memphis, Tenn., is a biopharmaceutical company dedicated to the discovery, development, and commercialization of small molecules that selectively target hormone pathways to prevent and treat cancer, fractures and bone loss, muscle loss and other serious medical conditions. For more information on GTx, visit our website, www.gtxinc.com.

Forward-Looking Information Is Subject to Risk and Uncertainty

This press release contains forward-looking statements based upon GTx's current expectations. Forward-looking statements include, but are not limited to, statements relating to GTx's plans to continue to pursue the development of and marketing approval for, and the potential commercialization of, toremifene 80 mg, and the continued development and potential commercialization of GTx's other product candidates. Forward-looking statements involve risks and uncertainties. GTx's actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties, which include, without limitation, the risks (i) that GTx and its collaboration partner will not be able to commercialize their product candidates if clinical trials do not demonstrate safety and efficacy in humans, including in any additional clinical trials that GTx may conduct in connection with the NDA for toremifene 80 mg to reduce fractures in men with prostate cancer on ADT; (ii) that GTx may not be able to obtain required regulatory approvals to commercialize its product candidates, including toremifene 80 mg to reduce fractures in men with prostate cancer on ADT or toremifene 20 mg for the prevention of prostate cancer in high risk men with high grade prostatic intraepithelial neoplasia, in a timely manner or at all; (iii) that clinical trials being conducted or planned to be conducted by GTx and its collaboration partner may not be initiated or completed on schedule, or at all, or may otherwise be suspended or terminated; (iv) related to GTx's dependence on its collaboration partner for product candidate development and commercialization efforts; (v) related to GTx's reliance on third parties to manufacture its product candidates and to conduct its clinical trials; and (vi) that GTx could utilize its available cash resources sooner than it currently expects and may be unable to raise capital when needed, which would force GTx to delay, reduce or eliminate its product candidate development programs or commercialization efforts. You should not place undue reliance on these forward-looking statements, which apply only as of the date of this press release. GTx's annual report on Form 10-K filed with the SEC on March 15, 2010 contains under the heading, "Risk Factors," a more comprehensive description of these and other risks to which GTx is subject. GTx expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statements are based.

IPSEN
Innovation for patient care

GTx
New Science. Established Pathways. Better Medicines.™

About Ipsen
Ipsen is a global biotechnology specialty care group with total sales in excess of 1 billion euros in 2009, and total worldwide staff of more than 4,400. Its strategy is based on fast growing specialty care drugs in oncology, endocrinology, neurology and hematology, and primary care drugs, which significantly contribute to research financing. This strategy is also supported by an active policy of partnerships. Ipsen's specific Research & Development (R&D) centers and peptide & protein engineering platform give the Group a competitive edge. Almost 900 people are dedicated to the discovery and development of innovative drugs for patient care. In 2009, R&D spend reached close to €200 million, representing more than 19% of total Group sales. Ipsen's shares are traded on Segment A of Euronext Paris (stock code: IPN, ISIN code: FR0010259150). Ipsen's shares are eligible to the "Service de Règlement Différé" ("SRD") and the Group is part of the SBF 120 index. For more information on Ipsen, visit our website at www.ipsen.com.

Forward-looking statements
The forward-looking statements, objectives, perspectives and targets contained herein are based on the Group's management strategy, current views, and assumptions regarded as reasonable by the Group. These forward-looking statements depend on conditions or facts likely to happen in the future, and not exclusively on historical data. Such statements involve known and unknown risks and uncertainties that the Group may not be able to control or mitigate and that may cause actual results, performance or events to differ materially from those anticipated herein. Moreover, the perspectives, objectives or targets described in this document were prepared without taking into account external growth assumptions which may alter these parameters. The Group does not commit nor gives any guarantee that it will meet the targets mentioned above. Furthermore, the Research and Development process involves several stages each of which involve the substantial risk that the Group may fail to achieve its objectives and be forced to abandon its efforts with regards to a product in which it has invested significant sums. Therefore, the Group cannot be certain that favorable results obtained during pre-clinical trials will be confirmed subsequently during clinical trials, or that the results of clinical trials will be sufficient to demonstrate the safe and effective nature of the product concerned. The Group expressly disclaims any obligation or undertaking to update or revise any forward looking statements, targets or estimates contained in this press release to reflect any change in events, conditions, assumptions or circumstances on which any such statements are based, unless so required by applicable law. The Group's business is subject to the risk factors outlined in its registration documents filed with the French Autorité des Marchés Financiers.

For further information:
Ipsen
Medias
Didier Véron
Director, Public Affairs and Corporate Communications
Tel.: +33 (0)1 58 33 51 16
Fax: +33 (0)1 58 33 50 58
E-mail: didier.veron@ipsen.com

Financial Community
David Schilansky
Vice President, Finance
Tel.: +33 (0)1 58 33 51 30
Fax: +33 (0)1 58 33 50 63
E-mail: david.schilansky@ipsen.com

Pierre Kemula
Investor Relations Officer
Tel.: +33 (0)1 58 33 60 08
Fax: +33 (0)1 58 33 50 63
E-mail: pierre.kemula@ipsen.com

GTx, Inc.
McDavid Stilwell
Director, Corporate Communications & Financial Analysis
901-523-9700



Press release

Initiation of two phase II studies with Ipsen's proprietary BIM 23A760 first-in-class chimeric compound in the treatment of acromegaly and carcinoid syndrome due to neuroendocrine tumors

Paris (France), 15 March 2010 - Ipsen (Euronext: FR0010259150; IPN) announced today the initiation of dosing in two phase II clinical studies to evaluate efficacy and safety of BIM 23A760 in two groups of patients, one suffering from carcinoid syndrome due to neuroendocrine tumors, the other from acromegaly.

"*After the encouraging signs of efficacy observed in the first clinical studies in healthy as well as acromegalic volunteers, we look forward to further investigating BIM 23A760 efficacy and safety in patients with neuroendocrine tumors or acromegaly. This very promising compound is core to Ipsen's strategy to enhance its fast-growing and competitive endocrinology franchise, featuring among other drugs Somatuline®, a somatostatin analogue developed and marketed on a global scale*" said **Stéphane Thiroloix, Executive Vice-President, Corporate Development, Ipsen.**

About BIM 23A760

BIM 23A760 has been designed and developed by Ipsen's research team using its validated peptide engineering platform. This first-in-class innovative chimeric compound bears within a single molecule two pharmacological moieties, i.e. a somatostatin analog and a dopamine agonist which act synergistically following activation of those receptors in disorders such as acromegaly and neuroendocrine tumors. The design of BIM 23A760 is based on a novel concept in molecular biology regarding the amplification of intracellular signalling when engaging simultaneously two receptors with their respective ligands. The molecule targets two patho-physiological pathways among the most commonly associated with pituitary tumors: Growth hormone and prolactin. Aside from the symptomatic treatment of acromegaly and carcinoid syndrome due to neuroendocrine tumors, BIM 23A760 might potentially also reduce the tumor size, thereby eliminating some of the shortcomings of the treatments currently available. Ipsen is currently studying this molecule whose spectrum of activity is wider than that of currently marketed somatostatin analogues.

About the phase II trial in acromegaly

The clinical trial is a phase II open, randomized, parallel group, non comparative multicenter study to assess the efficacy and safety of repeated subcutaneous (s.c.) administration of different doses of BIM 23A760 on growth hormone (GH) and insulin-like growth factor-1 (IGF-1) levels in patients with acromegaly after 6 months of treatment.

This clinical trial follows phase I and IIa trials. In the phase I, BIM 23A760 administration in healthy volunteers potently suppressed prolactin levels and statistically significant reductions in IGF-1 levels were observed. In the phase IIa study, the exposure to BIM 23A760 in acromegalic patients, exhibited a 66–74% mean maximum reduction in growth hormone (GH) levels. A dose dependent tendency for a more pronounced and longer GH inhibition was also observed. Additionally, a reduction in IGF-1 levels was seen in both dosage (1 mg and 4 mg). BIM 23A760 was well tolerated at both dosages.


IPSEN
Innovation for patient care

About acromegaly
Acromegaly is a disorder caused by the over production of growth hormone due to a benign tumor of the anterior pituitary gland. This relatively rare disorder occurs in approximately 90 out of every one million people (90/1,000,000). Both men and women are affected. Approximately 50% of the diagnosed patients receive a drug therapy.

About the phase II trial in neuroendocrine tumors
The clinical trial is a phase II, open, adaptive, dose escalating, multicentre titration study to assess the efficacy and safety of repeated s.c. administration of different doses of BIM 23A760 for the treatment of carcinoid syndrome in patients affected with neuroendocrine tumors on patient's overall satisfaction in terms of symptom relief after 6 months of treatment.

About Carcinoid tumors
Carcinoid tumors are rare diseases affecting about 2.5 to 5 out of 100 000 people. Most of them develop in the gastrointestinal tract. The hypersecretion of substances by the tumor, in particular serotonin, results in symptoms, mainly diarrhea and flushing. The treatment includes symptomatic control as well as tumor reduction.

About Ipsen

Ipsen is a global biotechnology specialty care company with total sales in excess of 1 billion euros in 2009, and total worldwide staff of more than 4,400. Its strategy is based on fast growing specialty care drugs in oncology, endocrinology, neurology and hematology, and primary care drugs, significantly contributing to research financing. This strategy is also supported by an active policy of partnerships. Ipsen's specific Research & Development (R&D) centers and peptide & protein engineering platform give the Group a competitive edge. More than 800 people are dedicated to the discovery and development of innovative drugs for patient care. In 2009, R&D spend reached close to €200 million, representing more than 19% of total Group sales. Ipsen's shares are traded on *Segment A* of Euronext Paris (stock code: IPN, ISIN code: FR0010259150). Ipsen's shares are eligible to the "Service de Règlement Différé" ("SRD") and the Group is part of the SBF 120 index. For more information on Ipsen, visit our website at www.ipsen.com.

Ipsen Forward Looking Statement
The forward-looking statements, objectives and targets contained herein are based on the Group's management strategy, current views and assumptions. Such statements involve known and unknown risks and uncertainties that may cause actual results, performance or events to differ materially from those anticipated herein. Moreover, the targets described in this document were prepared without taking into account external growth assumptions and potential future acquisitions, which may alter these parameters. These objectives are based on data and assumptions regarded as reasonable by the Group. These targets depend on conditions or facts likely to happen in the future, and not exclusively on historical data. Notably, future currency fluctuations may negatively impact the profitability of the Group and its ability to reach its objectives. Actual results may depart significantly from these targets given the occurrence of certain risks and uncertainties. The Group does not commit nor gives any guarantee that it will meet the targets mentioned above. Furthermore, the Research and Development process involves several stages each of which involve the substantial risk that the Group may fail to achieve its objectives and be forced to abandon its efforts with regards to a product in which it has invested significant sums. Therefore, the Group cannot be certain that favourable results obtained during pre-clinical trials will be confirmed subsequently during clinical trials, or that the results of clinical trials will be sufficient to demonstrate the safe and effective nature of the product concerned. The Group also depends on third parties to develop and market some of its products which could potentially generate substantial royalties; these partners could behave in such ways which could cause damage to the Group's activities and



financial results. The Group expressly disclaims any obligation or undertaking to update or revise any forward looking statements, targets or estimates contained in this press release to reflect any change in events, conditions, assumptions or circumstances on which any such statements are based, unless so required by applicable law. The Group's business is subject to the risk factors outlined in its registration documents filed with the French Autorité des Marchés Financiers.

For further information:

Ipsen

Media
Didier Véron
Director, Public Affairs and Corporate Communications
Tel.: +33 (0)1 58 33 51 16
Fax: +33 (0)1 58 33 50 58
E-mail: didier.veron@ipsen.com

Financial Community
David Schilansky
Investor Relations and Financial Officer
Tel.: +33 (0)1 58 33 51 30
Fax: +33 (0)1 58 33 50 63
E-mail: david.schilansky@ipsen.com

Pierre Kemula
Investor Relations Manager
Tel.: +33 (0)1 58 33 60 08
Fax: +33 (0)1 58 33 50 63
E-mail: pierre.kemula@ipsen.com



rhythm

Press release

Ipsen Grants Rhythm Exclusive Worldwide License for Two Programs in the Field of Metabolic Disorders

Paris (France) and Boston (USA), - March 12, 2010 - Ipsen (Euronext: FR0010259150; IPN), a global biotechnology specialty care group, and Rhythm Pharmaceuticals (Rhythm), a biotechnology company developing peptide therapeutics for metabolic diseases, announced today that they have concluded a license agreement for Ipsen's proprietary peptide therapeutics targeting obesity, metabolic diseases, and gastrointestinal disorders. Under the terms of the agreement, Ipsen has granted Rhythm an exclusive worldwide license for research, development, and commercialization of its melanocortin and ghrelin programs originating from Ipsen research.

"The agreement with Rhythm is a clear catalyst for the development of proprietary molecules from Ipsen in promising indications within the area of metabolic diseases, which are outside of our core strategic focus," said **Stéphane Thiroloix, Executive Vice President, Corporate Development, Ipsen.** *"Given Rhythm's complete focus on metabolic diseases, this transaction will leverage our combined expertise and resources to rapidly transform these important discoveries into valuable medical treatments."*

"Rhythm has a great opportunity to develop significant new peptide therapeutics to improve the health of people with obesity, diabetes, and other intractable metabolic diseases," said **Bart Henderson, President of Rhythm.** *"We are extremely fortunate to have access to Ipsen's peptide discoveries and expertise in peptide formulations to help us achieve this vision."*

About the Agreement

The license granted to Rhythm includes Ipsen's compounds and intellectual property related to analogs of the peptide hormones, ghrelin and MSH, which regulate food intake, energy homeostasis, and gastrointestinal function.

- Ghrelin agonists—in particular, the lead compound, BIM-28131—are potential treatments for gastrointestinal motility disorders such as postoperative ileus and diabetic gastroparesis and for cachexia resulting from multiple causes, including cancer.
- Melanocyte-stimulating hormone (MSH) agonists—in particular, the lead compound, BIM-22493—which specifically target the melanocortin-4 (MC4) receptor, are potential treatments for obesity, diabetes, and related metabolic disorders.

Under the terms of the license agreement, Ipsen will receive progressive payments of up to U.S. $80 million upon the achievement of certain development and commercial milestones and royalties on future sales of the products. Rhythm will also continue to use Ipsen's recognized formulation expertise to develop innovative delivery systems for the peptide programs. Ipsen will also acquire 17% equity in Rhythm and is granted one seat on Rhythm's Board of Directors.


IPSEN
Innovation for patient care


rhythm

About Rhythm (www.rhythmtx.com)
Rhythm is a biotechnology company developing peptide therapeutics that address unmet needs in metabolic diseases. Rhythm investors include MPM Capital and New Enterprise Associates. The company is based in Boston, Massachusetts.

About Ipsen

Ipsen is a global biotechnology specialty care group with total sales in excess of 1 billion euros in 2009, and total worldwide staff of more than 4,400. Its strategy is based on fast growing specialty care drugs in oncology, endocrinology, neurology and hematology, and primary care drugs, which significantly contribute to research financing. This strategy is also supported by an active policy of partnerships. Ipsen's specific Research & Development (R&D) centers and peptide & protein engineering platform give the Group a competitive edge. Almost 900 people are dedicated to the discovery and development of innovative drugs for patient care. In 2009, R&D spend reached close to €200 million, representing more than 19% of total Group sales. Ipsen's shares are traded on *Segment A* of Euronext Paris (stock code: IPN, ISIN code: FR0010259150). Ipsen's shares are eligible to the "Service de Règlement Différé" ("SRD") and the Group is part of the SBF 120 index. For more information on Ipsen, visit our website at www.ipsen.com.

Ipsen Forward Looking Statement
The forward-looking statements, objectives and targets contained herein are based on the Group's management strategy, current views and assumptions. Such statements involve known and unknown risks and uncertainties that may cause actual results, performance or events to differ materially from those anticipated herein. Moreover, the targets described in this document were prepared without taking into account external growth assumptions and potential future acquisitions, which may alter these parameters. These objectives are based on data and assumptions regarded as reasonable by the Group. These targets depend on conditions or facts likely to happen in the future, and not exclusively on historical data. Notably, future currency fluctuations may negatively impact the profitability of the Group and its ability to reach its objectives. Actual results may depart significantly from these targets given the occurrence of certain risks and uncertainties. The Group does not commit nor gives any guarantee that it will meet the targets mentioned above. Furthermore, the Research and Development process involves several stages each of which involve the substantial risk that the Group may fail to achieve its objectives and be forced to abandon its efforts with regards to a product in which it has invested significant sums. Therefore, the Group cannot be certain that favourable results obtained during pre-clinical trials will be confirmed subsequently during clinical trials, or that the results of clinical trials will be sufficient to demonstrate the safe and effective nature of the product concerned. The Group also depends on third parties to develop and market some of its products which could potentially generate substantial royalties; these partners could behave in such ways which could cause damage to the Group's activities and financial results. The Group expressly disclaims any obligation or undertaking to update or revise any forward looking statements, targets or estimates contained in this press release to reflect any change in events, conditions, assumptions or circumstances on which any such statements are based, unless so required by applicable law. The Group's business is subject to the risk factors outlined in its registration documents filed with the French Autorité des Marchés Financiers.



rhythm

For further information:

Ipsen

Media
Didier Véron
Director, Public Affairs and Corporate Communications
Tel.: +33 (0)1 58 33 51 16
Fax: +33 (0)1 58 33 50 58
E-mail: didier.veron@ipsen.com

Financial Community
David Schilansky
Investor Relations and Financial Officer
Tel.: +33 (0)1 58 33 51 30
Fax: +33 (0)1 58 33 50 63
E-mail: david.schilansky@ipsen.com

Pierre Kemula
Investor Relations Manager
Tel.: +33 (0)1 58 33 60 08
Fax: +33 (0)1 58 33 50 63
E-mail: pierre.kemula@ipsen.com

Rhythm
Bart Henderson
President
Tel.: +1 (617) 425-9219
Fax: +1 (617) 425-9201
E-mail: bhenderson@rhythmtx.com

IPSEN
Innovation for patient care

the MENARINI group

<u>Press release</u>

Launch by Menarini and Ipsen of ADENURIC® (febuxostat) in France for the treatment of chronic hyperuricemia in gout

- **First therapeutic alternative in gout for decades**
- **France is the first country to launch ADENURIC® in Europe**

Paris (France), 5 March 2010 - Ipsen (Euronext: FR0010259150; IPN), a global biotechnology specialty care group and Menarini, the first Italian pharmaceutical Group in the world with a significant pan-European presence, today announced the launch of ADENURIC® (febuxostat) in France where they will co-promote the drug. Other launches by Menarini are planned shortly, notably in United Kingdom, Germany and Ireland.

Thierry Poiraud, MD, General Manager, Menarini France said: *"We are proud to be the first country in Europe to launch this very promising drug with Ipsen. In collaboration with rheumatologists and general practitioners I hope we can significantly improve the chronic management of this painful and frequent disease,which may lead to serious complications with a major impact on quality of life. "*

Etienne de Blois, Deputy General Manager, Ipsen France Operations, Ipsen said: "*The launch of ADENURIC® will provide patients and physicians with a new treatment alternative in a condition with high unmet medical needs. It also strengthens Ipsen's primary care franchise in France, the first country to launch the drug in Europe. Ipsen is proud to work with Menarini to make that achievement possible."*

About ADENURIC®(febuxostat)

ADENURIC® (febuxostat), an oral, once-daily medication, is a novel non-purine, selective inhibitor of xanthine oxidase studied for its effects on lowering levels of serum uric acid (sUA) in patients with gout.

ADENURIC® received marketing authorisation in the European Union on 21st April 2008. Its 80 mg and 120 mg tablets are indicated for the treatment of chronic hyperuricemia in conditions where urate deposition has already occurred (including a history, or presence of, tophus and/or gouty arthritis). In its evaluation[1], the French *Haute Autorité de Santé* indicates that ADENURIC® has demonstrated superiority over allopurinol in decreasing and maintaining uricaemia below the therapeutic objective of 360 µmol/l (6 mg/dl) as defined, in 2006, by EULAR guidelines in the chronic management of gout. Additionally, ADENURIC® can be prescribed without dose adjustment to patients suffering from mild to moderate renal impairment and might be an alternative option for patients that are intolerant to allopurinol. Treatment with febuxostat in patients with ischaemic heart disease or congestive heart failure is not recommended.

In 2003, Teijin Pharma Limited, Tokyo, the core company of Teijin Group's pharmaceutical and home healthcare business, who discovered febuxostat, had granted Ipsen the exclusive

---

[1] Avis de la commission de transparence M04AA03 - ADENURIC - CT-6315

development and marketing rights to ADENURIC® (febuxostat) in Europe. On 20 October 2009, Ipsen has granted Menarini exclusive licence rights to ADENURIC® in the European Union, Russia and countries west of Russia for a total of 41 countries.

About gout

Gout, a particularly painful type of arthritis, is the most frequent arthritis in men. It is caused by elevated levels of uric acid in the body : hyperuricemia. In this condition, crystals of monosodium urate (MSU) are deposited on the articular cartilage of joints, tendons, and surrounding tissues. It is marked by transient painful attacks of acute arthritis initiated by crystallization of urates within and about the joints and can eventually lead to chronic gouty arthritis and the deposition of masses of urates in joints and other sites, sometimes creating tophi. In the absence of treatment, symptomatic chronic hyperuricemia may lead to a handicap and / or a noticeable degradation of quality of life, linked to articular and/or renal (lithiasis, nephropathy) impairment[1].

In 2006, European League Against Rheumatism (EULAR)[2] established the following principles:

- Optimal management requires both non-pharmacological and pharmacological treatment and needs to be tailored to the individual.
- Urate lowering therapy to promote crystal dissolution and prevent crystal formation is achieved by maintaining the serum uric acid below the saturation point for monosodium urate (360 µmol/l or 6 mg/dl).

Epidemiology data on gout is scarce[3]. However, a 1999 study[4] estimated that prevalence of gout in the U.K. reached 1.4% with rates approaching 7% in men over the age of 65. This prevalence was confirmed by a another study[5] conducted from 2000 to 2005, in the U.K. and Germany. An observational study[6] took place in France in 1981 on 4,663 men employed by a Parisian public organisation, showed prevalence of 1.2% (0.4% in men aged 20-34; 1.1% on men aged 35-39; 2% on men aged 40-44).

About Menarini

Menarini is the first Italian Pharmaceutical Group in the world. Menarini employs nearly 13,000 people, with a strong presence throughout Europe, CIS, Africa and in South and Central America. The company has expertise in successfully developing, registering and delivering medical information for drug products in a broad range of therapeutic areas. including drug products generated by its Research and Development activities located in Florence, Rome, Pisa, Barcelona and Berlin. The Group's total revenue exceeds euro 2.6 billion.

About Ipsen

Ipsen is a global biotechnology specialty care group with total sales in excess of 1 billion euros in 2009, and total worldwide staff of more than 4,400. Its strategy is based on fast growing

[1] Avis de la commission de transparence M04AA03 - ADENURIC - CT-6315
[2] W. Zhang et al. EULAR evidence-based recommendations for gout. Part II: management. Report of a task force of the Eular Standing Committee for International Clinical Studies Including Therapeutics (ESCISIT). Ann of Rheum Dis 2006: 65:1312-1324
[3] Avis de la commission de transparence M04AA03 - ADENURIC - CT-6315
[4] Mikuls TR, Farrar JT, Bilker WB, et al. Gout epidemiology: results from the UK General Practice Research Database, 1990-1999. Ann Rheum Dis 2005;64:267-72.
[5] Annemans L et al. Gout in the UK and Germany: prevalence, comorbidities and management in clinical practice. Ann Rheum Dis 2008;67:960-966
[6] Zalokar J, Lellouch J, Claude JR. Goutte et uricémie dans une population de 4663 hommes jeunes actifs. Sem. Hôp. 1981 ;57 : 664-670

specialty care drugs in oncology, endocrinology, neurology and hematology, and primary care drugs, which significantly contribute to research financing. This strategy is also supported by an active policy of partnerships. Ipsen's specific Research & Development (R&D) centers and peptide & protein engineering platform give the Group a competitive edge. Almost 900 people are dedicated to the discovery and development of innovative drugs for patient care. In 2009, R&D spend reached close to €200 million, representing more than 19% of total Group sales. Ipsen's shares are traded on *Segment A* of Euronext Paris (stock code: IPN, ISIN code: FR0010259150). Ipsen's shares are eligible to the "Service de Règlement Différé" ("SRD") and the Group is part of the SBF 120 index. For more information on Ipsen, visit our website at www.ipsen.com.

Ipsen Forward Looking Statement
The forward-looking statements, objectives and targets contained herein are based on the Group's management strategy, current views and assumptions. Such statements involve known and unknown risks and uncertainties that may cause actual results, performance or events to differ materially from those anticipated herein. Moreover, the targets described in this document were prepared without taking into account external growth assumptions and potential future acquisitions, which may alter these parameters. These objectives are based on data and assumptions regarded as reasonable by the Group. These targets depend on conditions or facts likely to happen in the future, and not exclusively on historical data. Notably, future currency fluctuations may negatively impact the profitability of the Group and its ability to reach its objectives. Actual results may depart significantly from these targets given the occurrence of certain risks and uncertainties. The Group does not commit nor gives any guarantee that it will meet the targets mentioned above. Furthermore, the Research and Development process involves several stages each of which involve the substantial risk that the Group may fail to achieve its objectives and be forced to abandon its efforts with regards to a product in which it has invested significant sums. Therefore, the Group cannot be certain that favourable results obtained during pre-clinical trials will be confirmed subsequently during clinical trials, or that the results of clinical trials will be sufficient to demonstrate the safe and effective nature of the product concerned. The Group also depends on third parties to develop and market some of its products which could potentially generate substantial royalties; these partners could behave in such ways which could cause damage to the Group's activities and financial results. The Group expressly disclaims any obligation or undertaking to update or revise any forward looking statements, targets or estimates contained in this press release to reflect any change in events, conditions, assumptions or circumstances on which any such statements are based, unless so required by applicable law. The Group's business is subject to the risk factors outlined in its registration documents filed with the French Autorité des Marchés Financiers.


IPSEN
Innovation for patient care


the
MENARINI
group

For further information:

Ipsen
Media
Didier Véron
Director, Public Affairs and Corporate Communications
Tel.: +33 (0)1 58 33 51 16
Fax: +33 (0)1 58 33 50 58
E-mail: didier.veron@ipsen.com

Financial Community
David Schilansky
Investor Relations and Financial Officer
Tel.: +33 (0)1 58 33 51 30
Fax: +33 (0)1 58 33 50 63
E-mail: david.schilansky@ipsen.com

Pierre Kemula
Investor Relations Manager
Tel.: +33 (0)1 58 33 60 08
Fax: +33 (0)1 58 33 50 63
E-mail: pierre.kemula@ipsen.com

Menarini Group
Media
Valeria Speroni Cardi
Public Relations and Corporate Communications
Tel.: +39 055 56 80 1
E-Mail : pressoffice@menarini.com

Menarini France
Médias
Laurence Ducrot
Public relations and France communications
Tél : + 33 1 45 60 64 33
E-mail : lducrot@menarini.fr